SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                               ----------------

                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                          PRISM FINANCIAL CORPORATION
            (Exact name of registrant as specified in its charter)

              Delaware                                36-4279417
       (State of incorporation                     (I.R.S. employer
          or organization)                        identification no.)

                               440 North Orleans
                               Chicago, Illinois
                   (Address of principal executive offices)

                                     60610
                                  (zip code)

                               ----------------

       Securities to be registered pursuant to Section 12(b) of the Act:

                                                 Name of each exchange
         Title of each class                    on which each class is
          to be registered                         to be registered
         -------------------                    ----------------------
           Preferred Stock                              NASDAQ
           Purchase Rights

       Securities to be registered pursuant to Section 12(g) of the Act:

                                     None
                               (Title of class)




ITEM 1.     DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

            On January 27, 2000 (the "Rights Dividend Declaration Date"), the Board of Directors of Prism Financial Corporation, a Delaware corporation (the "Company"), declared a dividend of one right (a "Right") for each outstanding share of Common Stock, par value $.01 per share, of the Company (the "Common Stock"). The dividend was payable on February 7, 2000 (the "Record Date") to stockholders of record at the close of business on the Record Date. The Board of Directors of the Company also authorized the issuance of one Right for each share of Common Stock issued after the Record Date and prior to the earliest of the Distribution Date (as defined below), the redemption of the Rights and the expiration of the Rights. Except as set forth below and subject to adjustment as provided in the Rights Agreement (as defined below), each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock (the "Preferred Stock") of the Company, at an exercise price of $17.00 per Right (the "Purchase Price"). The description and terms of the Rights are set forth in a rights agreement, dated as of January 27, 2000 (the "Rights Agreement"), between the Company and LaSalle Bank National Association, as Rights Agent (the "Rights Agent").

            The Rights will separate from the Common Stock and a Distribution Date will occur upon the earliest of (i) the close of business on the tenth business day following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Stock (the date of such announcement being the "Stock Acquisition Date");(ii) the close of business on the tenth business day (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding Common Stock; or (iii) the close of business on the tenth business day following the Board of Directors' determination that a person who has acquired at least 10% of the outstanding Common Stock intends to cause the Company to repurchase such stock or cause the Company to take action to provide such person short-term financial gain when not in the best interests of the Company or such ownership is causing or is reasonably likely to cause a material adverse impact on the Company, its employees, customers, suppliers or the community in which the Company operates (an "Adverse Person").

            Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for shares of Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

            The Rights are not exercisable until the Distribution Date and will expire at the close of business on January 27, 2010, unless earlier redeemed by the Company as described below.

            As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. All shares of Common Stock issued prior to the Distribution Date will be issued with Rights. Shares of Common Stock issued after the Distribution Date will be issued with Rights if such shares are issued pursuant to the exercise of stock options or under an employee benefit plan, or upon the conversion of securities issued after adoption of the Rights Agreement. Except as otherwise determined by the Board of Directors, no other shares of Common Stock issued after the Distribution Date will be issued with Rights.

            In the event that a Person at any time after the Rights Dividend Declaration Date becomes the beneficial owner of more than 15% of the then outstanding Common Stock (except (i) pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair to and otherwise in the best interests of the Company and its shareholders and (ii) for certain persons who report their ownership on Schedule 13G under the Securities Exchange Act of 1934, as amended (the "Exchange Act") or on Schedule 13D under the Exchange Act, provided that they do not state any intention to, or reserve the right to, control or influence the Company and such persons certify that they became an Acquiring Person inadvertently and they agree that they will not acquire any additional shares of the Company's Common Stock), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Exercise Price of the Right. The Exercise Price is the Purchase Price multiplied by the number of shares of Common Stock issuable upon exercise of a Right prior to any of the events described in this paragraph. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Adverse Person or Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

            For example, at an exercise price of $17.00 per Right, each Right not owned by an Acquiring Person or an Adverse Person, as the case may be (or by certain of their related parties), following an event set forth in the preceding paragraph would entitle its holder to purchase $34.00 worth of Common Stock (or other consideration, as noted above) for $17.00. Assuming that the Common Stock had a per share value of $2.00 at such time, the holder of each valid Right would be entitled to purchase 17 shares of Common Stock for $17.00.

            In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction (other than a merger which follows an offer approved by the independent directors in the manner described in the second preceding paragraph), (ii) any person merges with and into the Company and the Company shall be the surviving entity and in connection with the merger all or a part of the Company's common stock shall be changed into or exchanged for other securities, cash or other property, or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

            The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution
(i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for shares of Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

            With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

            The Company will generally be entitled to redeem the Rights for $0.001 per Right at any time prior to 10 business days (subject to extension) following a public announcement that a 15% position has been acquired. The Company will not be entitled, however, to redeem the Rights following a determination by the Board of Directors that any person or group is an Adverse Person.

            Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

            At any time prior to the Distribution Date, the Company may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement. Thereafter, the Rights Agreement may be amended only to cure ambiguities, to correct inconsistent provisions, to shorten or lengthen any time period thereunder or in ways that do not adversely affect the Rights holders (other than an Acquiring Person or Adverse Person). From and after the Distribution Date, the Rights Agreement may not be amended to lengthen (A) a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable, or (B) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights (other than an Acquiring Person or Adverse Person).

            As of November 12, 1999, there were 14,625,171 shares of Common Stock outstanding. Each share of outstanding Common Stock on February 7, 2000 will have one Right attached thereto. Until the Distribution Date, the Company will issue one Right with each share of Common Stock that shall become outstanding so that all such shares will have attached Rights.

            The Rights have certain antitakeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. Accordingly, the existence of the Rights may deter certain acquirors from making takeover proposals or tender offers. However, the Rights are not intended to prevent a takeover, but rather are designed to enhance the ability of the Board of Directors to negotiate with an acquiror on behalf of all of the shareholders. In addition, the Rights should not interfere with a proxy contest.

            The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock and as Exhibit B the Form of Rights Certificate, is attached hereto as an exhibit and incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.


ITEM 2.     EXHIBITS.

            1. Rights Agreement, dated as of January 27, 2000, between Prism Financial Corporation and LaSalle Bank National Association as Rights Agent, which includes as Exhibit A the Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock and as Exhibit B the Form of Rights Certificate. (Incorporated by reference to Exhibit 4.3 to Registrant's Current Report on Form 8-K filed on February 8, 2000.)




                                 SIGNATURE


            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                  PRISM FINANCIAL CORPORATION


                                  By: /s/ David A. Fisher
                                      --------------------------------------
                                      Name:  David A. Fisher
                                      Title: Senior Vice President, Chief
                                             Financial Officer and Secretary



Date:    February 8, 2000



                               EXHIBIT INDEX

Exhibit           Description
-------           -----------
   1              Rights Agreement, dated as of January 27, 2000, between
                  LaSalle Bank National Association and Prism Financial
                  Corporation, as Rights Agent, which includes as Exhibit A the Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock and as
                  Exhibit B the Form of Rights Certificate. (Incorporated by reference to Exhibit 4.3 to Registrant's Current
                  Report on Form 8-K filed on February 8, 2000.)